[redacted]

09040021

UN
SECURITIES AND
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
DIVISION OF MARKET REGULATION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

2/27

| SEC FILE NUMBER |
|---|
| 8-30083 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler, Wick & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Plaza East, Suite 700
(No. and Street)

Youngstown (City) Ohio (State) 44503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Cavalier 330-744-4351
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

5900 Landerbrook Drive, Suite 205 (Address) Cleveland, (City) Ohio (State) 44124-4085 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/24

## OATH OR AFFIRMATION

I, ______________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________________________________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________________________________

______________________________________________________________________

______________________________________________________________________

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BUTLER, WICK & CO., INC.**
Youngstown, Ohio

**FINANCIAL STATEMENT**
December 31, 2008

Filed Pursuant to 17a-5(e)(3) as a Public Document

BUTLER, WICK & CO., INC.
Youngstown, Ohio

FINANCIAL STATEMENT
December 31, 2008

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

# REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Butler, Wick & Co., Inc.
Youngstown, Ohio

We have audited the accompanying balance sheet of Butler, Wick & Co., Inc. (the "Company") as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 and Note 15 to the financial statements, on December 31, 2008, Stifel Financial Corp. acquired all of the Company's outstanding common stock from Butler Wick Corp.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 25, 2009

BUTLER, WICK & CO., INC.
BALANCE SHEET
December 31, 2008

| | 2008 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 1,366,300 |
| Deposits with clearing organizations | 250,431 |
| Receivable from clearing firm | 2,160,728 |
| Receivable from related parties | 452,252 |
| Securities owned - marketable | 8,660,349 |
| Furniture, equipment and leasehold improvements - net | 927,804 |
| Deferred income taxes | 955,105 |
| Other assets | 3,603,746 |
| Total assets | $ 18,376,715 |
| **LIABILITIES** | |
| Short term borrowings | $ 2,995,676 |
| Securities sold, not yet purchased | 705,222 |
| Payable to related parties | 68,905 |
| Accrued compensation and profit-sharing contribution | 5,546,964 |
| Accounts payable, accrued expenses and other liabilities | 376,597 |
| Total liabilities | 9,693,364 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, no par value, 75,000 shares authorized, 1,030 shares issued and outstanding | 1,856,069 |
| Additional paid-in capital | 4,552,217 |
| Retained earnings | 2,275,065 |
| Total stockholder's equity | 8,683,351 |
| Total liabilities and stockholder's equity | $ 18,376,715 |

See accompanying notes to financial statement.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Butler, Wick & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange and the FINRA. The Company primarily operates in northeastern Ohio and western Pennsylvania. Upon the close of business on December 31, 2008, in accordance with the Stock Purchase Agreement dated December 18, 2008 by and among Stifel Financial Corp., the Company, Butler Wick Corp. (the "Parent"), and United Community Financial Corp. ("United Community"). Stifel Financial Corp. purchased all of the outstanding common stock of the Company from the Parent. See Note 15.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: To prepare financial statement in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statement and the disclosures provided, and future results could differ.

Cash and Cash Equivalents: Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned and Securities Sold, Not Yet Purchased: Marketable securities and securities not readily marketable are valued at fair value as determined by management. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Furniture, Equipment and Leasehold Improvements: Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation.

Income Taxes: The Parent and its wholly-owned subsidiaries, including the Company, are included in the consolidated tax return of United Community for the year ended December 31, 2008. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

(Continued)

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2008. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Company's financial statements.

The Company is subject to U.S. federal income tax as well as various other state income taxes. The Company is no longer subject to examination by taxing authorities for years before 2004.

Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts that, because of the short-term nature of the financial instruments, approximate current fair value.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statement.

Restrictions on Cash: Cash of $21,000 has been segregated in a special reserve bank account for the benefit of customers. The Company is required to maintain cash of at least $250,000 on deposit at the Company's clearing firm.

Adoption of Accounting Policies and Recent Accounting Developments:

In July 2006, the Emerging Issues Task Force (EITF) of FASB issued a draft abstract for EITF Issue No. 06-04, *Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangement.* This draft abstract from EITF reached a consensus that for an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Task Force concluded that a liability for the benefit obligation under SFAS No. 106 has not been settled through the endorsement type life insurance policy. In September 2006, FASB agreed to ratify the consensus reached in EITF Issue No. 06-04. At December 31, 2008, the Company owned $514,434 of company owned life insurance related plan participants in the Company's deferred compensation plan. The adoption of this issue on January 1, 2008 did not have a material impact on the Company's financial statements.

(Continued)

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.* This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

## NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at quoted market values, as detailed below at December 31, 2008:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Obligations of U.S. government | $ 5,272,035 | $ -- |
| State and municipal obligations | 3,375,529 | -- |
| Corporate bonds, debentures, and notes | | 705,128 |
| Corporate stocks | 12,785 | 94 |
| | $ 8,660,349 | $ 705,222 |

The Company maintains a margin account at its clearing firm. All securities owned are pledged against any margin borrowings.

(Continued)

## NOTE 4 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2008:

| | |
|---|---|
| Furniture and equipment | $ 4,479,562 |
| Leasehold improvements | 863,054 |
| Total furniture, equipment and leasehold improvements | 5,342,616 |
| Less accumulated depreciation and amortization | (4,414,812) |
| Net furniture, equipment and leasehold improvements | $ 927,804 |

Aggregate commitments under operating leases for office space with original or remaining non-cancelable terms in excess of one year at December 31, 2008 are as follows:

| | |
|---|---|
| 2009 | $ 1,192,020 |
| 2010 | 1,191,866 |
| 2011 | 883,670 |
| 2012 | 753,964 |
| 2013 | 365,379 |
| Thereafter | 774,775 |
| Total minimum lease payments | $ 5,161,674 |

## NOTE 5 - FULLY DISCLOSED CLEARING AGREEMENT

In 2006, the Company entered into a fully disclosed clearing agreement with First Clearing Corp. (FCC) whereby customer accounts are cleared and carried by FCC. The agreement calls for the Company to maintain a deposit balance in an account maintained by FCC. The deposit amount, according to the original agreement, was $250,000 subject to increases based upon the volume and nature of transactions. At December 31, 2008, the Company had $250,431 in cash on deposit to satisfy this requirement. The original contract period was for three years from the date of commencement and is automatically renewable for one-year periods thereafter, unless written notice of termination is given by either party.

(Continued)

**NOTE 5 - FULLY DISCLOSED CLEARING AGREEMENT** (Continued)

In the normal course of its business and under standard contract terms included in the correspondent agreement with FCC, the Company has agreed to indemnify FCC from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Although, such margin accounts had a balance of $10,768,732 at December 31, 2008, the maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Based on historical experience, the Company believes that it is remote it will have to make payments under this indemnity. Accordingly, the Company has not recorded any obligation in its financial statement for this indemnity.

**NOTE 6 - SHORT-TERM BORROWINGS**

Short-tem borrowings at December 31, 2008, included $2,995,676 borrowed on margin from the Company's clearing firm. The interest rate on this borrowing was 1.25% at December 31, 2008. The Company's margin account is fully collateralized by marketable securities owned by the Company and held by the clearing firm.

There were no short-term borrowings at December 31, 2007.

**NOTE 7 - CONCENTRATIONS OF CREDIT RISK**

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing broker, who is the custodian. The clearing broker is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2008, the Company has $330,018 included in cash and cash equivalents; $250,431 included in deposits with clearing organizations; and $2,160,728 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

**NOTE 8 - PROFIT-SHARING PLAN**

The Company contributes to a profit-sharing plan for the benefit of employees meeting certain eligibility requirements. Under the plan, the Company's contribution is determined annually by the Board of Directors. The Company's profit-sharing plan also includes a 401(k) feature. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a partial matching contribution by the Company.

(Continued)

## NOTE 9 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various lawsuits and claims which arise in the normal course of business. Based upon the advice of counsel, management is of the opinion that any liabilities that may result from these lawsuits and claims will not have a material effect.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments at December 31, 2008 were subsequently settled and had no material affect on financial position.

## NOTE 10 - RELATED-PARTY TRANSACTIONS

Prior to the closing of the transaction described in Note 15, Butler Wick Corp. owned all of the outstanding common stock of the Company and Butler Wick Trust Co. as a wholly-owned subsidiary of Butler Wick Corp. Balances receivable from (payable to) these related parties were as follows at December 31, 2008:

| | |
|---|---|
| Taxes/Other receivable from Butler Wick Corp. | $ 265,335 |
| Receivable from Butler Wick Trust Co. | 186,917 |
| Total receivable from related parties | $ 452,252 |
| Taxes/Other payable to Butler Wick Corp. | (68,905) |
| Total payable to related parties | $ (68,905) |

The Company maintained loans and notes receivable from employees totaling $2,408,794. These loans are included in other assets.

## NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2008, the Company had Net Regulatory Capital of $3,005,655 which was $2,755,655 in excess of required minimum net capital. The Company had no aggregate debit items at December 31, 2008.

(Continued)

## NOTE 12 - INCOME TAXES

Significant components of the deferred tax assets and liabilities at December 31, 2008 are as follows:

The provision for income taxes consists of the following for the years ended December 31:

| | 2008 |
|---|---|
| Current | $ 413,585 |
| Deferred | (924,416) |
| Total | $ (510,831) |

Significant components of the deferred tax assets and liabilities at December 31 are as follows:

| | 2007 |
|---|---|
| Deferred tax assets: | |
| Executive bonus accrual | $ 886,200 |
| Deferred compensation | 188,950 |
| Other | 25,994 |
| Total deferred tax assets | 1,101,144 |
| Deferred tax liabilities: | |
| Depreciation | $ 94,209 |
| Prepaid Expenses | 157,753 |
| Total deferred tax liability | 251,962 |
| Net deferred tax liability | $ 849,182 |

## NOTE 13 -FAIR VALUE MEASUREMENTS

FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

**Level 1:** Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

**Level 2:** Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

(Continued)

## NOTE 13 -FAIR VALUE MEASUREMENTS (Continued)

**Level 3:** Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability. The Company used the following methods and significant assumptions to estimate fair value:

**Securities owned and sold, not yet purchased:** The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Securities owned measured at fair value on a recurring basis are summarized below:

| | Balance at December 31, 2008 | Quote prices in active markets for identical assets (Level 1) | Significant other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Securities owned | 8,660,349 | $414 | $8,659,935 | -- |
| Securities sold, not yet purchased | $705,222 | -- | $705,222 | -- |

Current assets, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

## NOTE 14 - DEFERRED COMPENSATION PLAN

Effective January 1, 2006, certain employees of the Company were able to participate in a nonqualified deferred compensation plan at Butler Wick Corp. in the form of a Rabbi Trust. At December 31, 2008, this plan was transferred to the Company's balance sheet as part of the sale of the Company to Stifel Financial Corp. The total assets of the plan totaled $514,434 with a corresponding liability of $539,689 to the plan participants. The purpose of this Plan is to provide specified benefits to a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Company. This plan is unfunded for tax purposes and for purposes of Title I of ERISA. Starting in 2006, Plan participants are able to defer compensation and invest it in a variety of investment options. The Company did not make matching contributions to the plan during the year ended December 31, 2008. The assets and liabilities of this plan are included in other asset and accrued compensation on the Company's balance sheet.

(Continued)

## NOTE 15 - SALE OF THE COMPANY

On January 2, 2009, United Community Financial Corp., the parent company of Butler Wick Corp., announced the completed sale of Butler Wick & Co., Inc., a wholly-owned subsidiary of Butler Wick Corp., to Stifel Financial Corp., on December 31, 2008. In accordance with the agreement, dated December 18, 2008, Stifel Financial Corp. acquired the Company for a purchase price of $12,000,000 in cash, subject to post-closing adjustments. As part of the transaction, the Company terminated certain employment contracts. At December 31, 2008, $2,532,000 was accrued to be paid in 2009 for the termination of these contracts. A portion of the purchase price is held in escrow at December 31, 2008. Payables and receivables with prior affiliated companies are anticipated to be settled after December 31, 2008.